UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 068504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/2019</u> AND ENDING <u>12/31/2019</u>

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Plexus Financial Services, LLC**

	OFFICIAL USE ONLY
	_____
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21805 Field Parkway, Suite 320
(No. and Street)

Deer Park	IL	60010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thad A. Jurczak (847)-307-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran, PLLC
(Name – if individual, state last, first, middle name)

10 S. Riverside Plaza	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Thad A. Jurczak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of February 20th, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Operations Principal

Title

Notary Public

OFFICIAL SEAL
CHRISTINA ROENNAU-ROBBINS
Notary Public - State of Illinois
My Commission Expires 12/16/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLEXUS FINANCIAL SERVICES, LLC
Deer Park, Illinois

Year Ended December 31, 2019
Together With Report of the Independent
Registered Public Accounting Firm

PLEXUS FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Year Ended December 31, 2019

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Managing Member
Plexus Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Plexus Financial Services, LLC as of December 31, 2019 and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Plexus Financial Services, LLC as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plexus Financial Services, LLC's management. Our responsibility is to express an opinion on Plexus Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plexus Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Plexus Financial Services, LLC's financial statements. The supplemental information is the responsibility of Plexus Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Plexus Financial Services, LLC's auditor since 2017.
Chicago, Illinois
February 18, 2020

PRAXITY
Empowering Business Globally

Plexus Financial Services, LLC

Statement of Financial Condition

December 31, 2019

<u>Assets</u>

Cash and cash equivalents	$ 392,063
Regulatory deposit – FINRA	829
Advisory fees receivable	107,425
Commissions receivable-group annuities	110,000
Fixed assets, net of accumulated depreciation of $4,184	874
Total Assets	$ 611,191

<u>Liabilities and Member's Equity</u>

Liabilities:	
Accrued expenses	$ 38,690
Due to affiliate	72,062
Deferred revenue	2,500
Total Liabilities	113,252
Member's Equity	497,939
Total Liabilities and Member's Equity	$ 611,191

The accompanying notes are an integral part of these financial statements

Plexus Financial Services, LLC

Statement of Operations

Year Ended December 31, 2019

Revenue

Commissions and advisory fees	$ 1,376,114

Expenses

Employee compensation and benefits	899,616
Commissions	7,683
Regulatory fees and expenses	27,911
Other office expenses	280,663
Interest, net	154
Total Expenses	1,216,027
Net Income	$ 160,087

The accompanying notes are an integral part of these financial statements

Plexus Financial Services, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2019

Member's Equity

Balance, beginning of year	$ 337,852
Net income	160,087
Balance, end of year	$ 497,939

The accompanying notes are an integral part of these financial statements

Plexus Financial Services, LLC

Statement of Cash Flows

Year Ended December 31, 2019

Cash Flows from operating activities:	
Net income	$ 160,087
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation	583
Changes in operating assets and liabilities:	
Commissions and advisory fees receivable	(61,424)
Other assets	(39)
Accrued expenses	(3,244)
Due to affiliate	(2,058)
Deferred revenue	(12,500)
Net cash provided by operating activities	81,405
Cash and cash equivalents at beginning of year	310,658
Cash and cash equivalents at end of year	$ 392,063

The accompanying notes are an integral part of these financial statements

Note 1 - Organization and Nature of Business

Plexus Financial Services, LLC (PFS, the Company) is a licensed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) as an investment advisor and The Financial Industry Regulatory Authority (FINRA) as a broker-dealer. PFS is wholly-owned by The Plexus Groupe, LLC (TPG), an independent national insurance brokerage firm, and obtained its license on December 3, 2010. PFS receives advisory fees and commissions for servicing retirement and group annuity plans primarily of new and existing TPG customers.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

PFS uses the accrual method of accounting for financial reporting purposes.

Revenue Recognition

Commissions are recorded as earned at the end of each month based upon reports received from third-party retirement plan sponsors/custodians who calculate such commissions based upon a written agreement. Advisory fees are recorded as earned on a monthly basis.

There are some accounts in which a predetermined fixed fee is earned in lieu of commissions. Additionally, PFS may bill for various consulting and due diligence activities. Revenue for these transactions is recorded on a monthly basis as services are performed.

Commissions and Advisory Fees Receivable

Commissions and advisory fees receivable are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based upon historical experience any needed allowance for potential uncollectible accounts would be immaterial to the financial statements.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents.

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

Cash on deposit with financial institutions totaled approximately $392,063 as of December 31, 2019. Cash deposits could potentially be subject to credit risk as the deposits are only insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits.

Income taxes

The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to TPG and their owners. Therefore, no provision for income taxes has been reflected in the accompanying financial statements. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

Note 3 – Net Capital

PFS is subject to the Securities and Exchange Commission's (SEC) regulations and operational policies which require PFS to maintain a minimum amount of net capital equal to the greater of 6 2/3 percent of aggregate indebtedness (AI), as defined, or $5,000 and a ratio of AI to net capital not exceeding 15 to 1. The Company's regulated net capital as of December 31, 2019 was $386,236 which exceeded the required net capital by $378,686. The Company's ratio of AI to net capital as of December 31, 2019 was 0.29 to 1.0.

Note 4 – Related Party Transactions

PFS shares office space and various office-related expenses with TPG and another party related by common ownership, CEM Insurance Company (CEMIC) under an expense agreement approved by FINRA. At the beginning of the subsequent month TPG and the Company settle the balances due. The Company and CEMIC settle the balances due at the end of each month. During 2019 expenses charged by TPG and CEMIC to PFS were $239,220. Amounts owed to TPG totaled $72,062 at December 31, 2019. Included in the amount due to affiliate is $47,344 of December 2019 payroll which is processed through TPG's payroll provider but is considered a direct expense of PFS.

Note 5 - Subsequent Events

No significant events occurred subsequent to PFS's year end. Subsequent events have been evaluated through February 18, 2020, which is the date these financial statements were issued.

SUPPLEMENTARY INFORMATION

PLEXUS FINANCIAL SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2019

The components of the net capital computation as of December 31, 2019 are as follows:

Total Member's Equity		$ 497,939
Deductions:		
Non allowable assets		
FINRA deposit	829	
Fixed assets	874	
Commissions receivable	110,000	111,703
Net Capital Before Haircuts		386,236
Total Haircut Charges		-
Net Capital		386,236
Less: Minimum Required Capital		7,550
Excess Net Capital		$ 378.686
Net capital less the greater of 10% of AI or 120% of $5,000		$ 374,911

Computation of Aggregate Indebtedness:

Total aggregate indebtedness		$ 113,252
Minimum net capital required		$ 7,550
Total net capital		$ 386,236
Ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c-3-1(d)		0.29

There are no material differences between the computation of net capital above and the calculation performed by PFS for regulatory filings.

See independent auditor's report regarding supplemental information

PLEXUS FINANCIAL SERVICES, LLC
Computation for Determination of Reserve Requirement Under Rule 15c3-3 (exemption)
December 31, 2019

The Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 is not included herein as Plexus Financial Services, LLC claims exemption pursuant to section (k)(1) since it does not hold any customer funds or securities.

See independent auditor's report regarding supplemental information

PLEXUS FINANCIAL SERVICES, LLC
Information for Possession or Control Requirements Under
Rule 15c3-3 (exemption)
December 31, 2019

Information relating to possession or control requirements pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 is not included herein as Plexus Financial Services, LLC claims exemption pursuant to section (k)(1) since it does not hold any customer securities or cash and did not maintain possession or control of any customer funds or securities in 2019.

See independent auditor's report regarding supplemental information



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Managing Member
Plexus Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Plexus Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Plexus Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Plexus Financial Services, LLC stated that Plexus Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year. Plexus Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Plexus Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 18, 2020



PLEXUS
FINANCIAL SERVICES, LLC

December 31, 2019

Re: Exemption Report Pursuant to SEC 17a-5(d)(4) - Plexus Financial Services, LLC
Period Covered - 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

PLEXUS FINANCIAL SERVICES, LLC is a broker-dealer registered with the SEC and FINRA.

PLEXUS FINANCIAL SERVICES, LLC claimed an exemption under paragraph (k)(1) of Rule 15-c3-3 for the year ended December 31, 2019.

PLEXUS FINANCIAL SERVICES, LLC has met the identified exemption provisions in paragraph k(1) of Rule 15c3-3 throughout the period of January 1, 2019 through December 31, 2019 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Thad A. Jurczak
Financial Operations Principal
Plexus Financial Services, LLC

Plexus Financial Services, LLC
21805 W. Field Parkway | Suite 300 | Deer Park, IL 60010 | **P** 847.307.6222 | **F** 847.307.6226
www.plexusfs.com
Securities and advisory services offered through Plexus Financial Services, LLC, member FINRA/SIPC, a registered investment adviser.

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

To the Managing Member
Plexus Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Plexus Financial Services, LLC and the Securities Investor Protection Corporation (SIPC), with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Plexus Financial Services, LLC for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating Plexus Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Plexus Financial Services, LLC's management is responsible for Plexus Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences

2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 18, 2020